Exhibit 99.2

MEDIA RELEASE

October 27, 2021

Algoma and Triple M Metal Establish Metals Sourcing Joint Venture

SAULT STE. MARIE, CANADA, October 27, 2021 – Algoma Steel Group Inc. (“Algoma”) (NASDAQ: ASTL; TSX: ASTL), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that it has entered into a joint venture with Triple M Metal LP (“Triple M”), one of North America’s largest privately-owned ferrous and non-ferrous metal recycling companies, establishing a jointly owned company known as ATM Metals Inc. The new entity will source prime scrap metal and other iron units to meet Algoma’s business needs, including in connection with its potential transformation to electric arc steelmaking.

Michael McQuade, Algoma’s Chief Executive Officer commented on the development, “By combining the experience and expertise of Algoma and Triple M, we believe that we can build a powerful supply chain solution to realize the iron unit needs of the business today and in the future.”

“Algoma and Triple M have a long history of working together, so this joint venture was a natural fit for both organizations,” added Chris Galifi, Chief Operating Officer of Giampaolo Group Inc. (parent company to Triple M) “We are both engaged in the steel economy, including sourcing, processing, manufacturing and the recycling of metals.”

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Today Algoma is returning to its roots as a customer-focused, entrepreneurial company with the courage and growing capability to meet the industry’s challenges head-on. It is investing in its people and processes, optimizing and modernizing so that it will continue to be your partner in steel.

About Triple M Metal

Triple M Metal LP is one of North America’s largest privately owned recyclers and processors of scrap metal, with over 40 locations throughout Canada, United States, and Mexico including commercial interests in Europe. Triple M Metal LP is part of the fully integrated metal management firm, Giampaolo Group Inc., which include portfolio companies Matalco Inc., Venture Steel Inc., Niagara Metals, Quantum Lifecycle Partners LP and Giampaolo Investments Limited.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the recently completed merger may not be realized; the risks that Algoma will be unable to realize its business plans, including its proposed transformation journey and development of its supply chain; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the prospectus filed by Algoma with the Securities and Exchange Commission and the Ontario Securities Commission in connection with the merger. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

For more information, please contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Inc.

Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

Chris Galifi

Chief Operating Officer

Giampaolo Group Inc.

Phone: +1.905.793.7086

E-mail: cgalifi@gg-inc.ca

For Investor inquiries, please contact:

Phone: +1.705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901